UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 9)1

Aetrium Incorporated
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00817R03
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue
Old Greenwich, Connecticut
(203) 542-7020

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00817R03

1	NAME OF REPORTING PERSON Jeffrey Eberwein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,588
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 60,588
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00817R03

1	NAME OF REPORTING PERSON Lone Star Value Investors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,588
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 60,588
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00817R03

1	NAME OF REPORTING PERSON Lone Star Value Investors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,588
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 60,588
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00817R03

1	NAME OF REPORTING PERSON Lone Star Value Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,588
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 60,588
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00817R03

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”).  This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On April 1, 2014, Lone Star Value Investors purchased the LS Convertible Promissory Note (as defined and further described in Item 4 below) for $500,000 in cash.  Pursuant to the LS Convertible Promissory Note, at any time after July 30, 2014, Lone Star Value Investors may convert the unpaid principal amount under the LS Convertible Promissory Note into shares of Common Stock at $4.66 per share.  Based upon the original principal amount of $500,000, the LS Convertible Promissory Note may be converted into a total of 107,296 shares of Common Stock, subject to adjustment in accordance with the terms of the LS Convertible Promissory Note.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 1, 2014, Lone Star Value Investors entered into a Securities Purchase Agreement with the Company (the “LS Financing Agreement”) pursuant to which Lone Star Value Investors purchased (i) for $6.0 million in cash, an unsecured promissory note made by the Company in the principal amount of $6.0 million (the “LS Promissory Note”), bearing interest at 10.0% per annum, with interest payable semiannually and any unpaid principal and interest due on April 1, 2019, and (ii) for $0.5 million in cash, an unsecured convertible promissory note made by the Company in the principal amount of $0.5 million (the “LS Convertible Promissory Note”, and together with the “LS Promissory Note”, the “LS Notes”), bearing interest at 5.0% per annum, with interest payable semiannually and any unpaid principal and interest due on April 1, 2019.

At any time after July 30, 2014, Lone Star Value Investors may convert the unpaid principal amount under the LS Convertible Promissory Note into shares of Common Stock at $4.66 per share.  The Company may prepay the LS Notes at any time after a specified amount of advance notice to Lone Star Value Investors.  The LS Notes provide for customary events of default, the occurrence of any of which may result in the principal and unpaid interest then outstanding becoming immediately due and payable.  Additionally, pursuant to the LS Financing Agreement, the Company agreed to enter into a registration rights agreement with Lone Star Value Investors on usual and customary terms and conditions approved by the parties in their reasonable discretion.

The foregoing description of the LS Financing Agreement, the LS Promissory Note and the LS Convertible Promissory Note is qualified in its entirety by reference to the full text of such documents, which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 1, 2014, Lone Star Value Investors entered into the LS Financing Agreement and purchased the LS Notes as described in Item 4.

CUSIP NO. 00817R03

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Securities Purchase Agreement, dated April 1, 2014, by and between Lone Star Value Investors, LP and Aetrium Incorporated.

99.2	Promissory Note, dated April 1, 2014.

99.3	Convertible Promissory Note, dated April 1, 2014.

CUSIP NO. 00817R03

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 2014

LONE STAR VALUE INVESTORS, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

LONE STAR VALUE INVESTORS GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

LONE STAR VALUE MANAGEMENT, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein